UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 97503 / May 15, 2023

ADMINISTRATIVE PROCEEDING
File No. 3-21420

In the Matter of **QUANTA, INC,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Quanta, Inc. ("Quanta" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

A.   Quanta, Inc., a Nevada corporation based in Burbank, California (CIK No. 0001691430), makes and sells wellness products and dietary supplements, including a product derived from certain type of scorpion venom called Escozine. Quanta's common stock has been registered under Section 12(g) of the Exchange Act since February 2019. Unsolicited quotations for Quanta's common stock are quoted on OTC Link operated by OTC Markets Group Inc.

B.   Quanta has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, in that it has failed to file periodic reports in compliance with Section 13(a) and the rules promulgated thereunder. Quanta has failed to file any periodic reports since its last filing on May 23, 2022 on Form 10-Q for the period ended March 31, 2022, which did not include the required auditor's interim review of its financial statements. Moreover, Quanta filed a materially deficient annual report on Form 10-K for the period ended December 31, 2021, because it did not include the required audited financial statements. In addition to these materially deficient filings, Quanta has not filed quarterly reports for periods ended June 30, 2022 and September 30, 2022, and its annual report for the period ended December 31, 2022 (which was due March 31, 2023).

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of May 16, 2023.[2]

By the Commission.

Vanessa A. Countryman
Secretary

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[2]   This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.